Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Heartland Group, Inc.

File Number of Related Registration Statement:

333-239401

The following e-mail will be sent on September 3, 2020 and September 9, 2020 on behalf of the Heartland Select Value Fund by Heartland Advisors, Inc., the Fund’s investment adviser, to certain shareholders of the Fund with respect to the proposed reorganization of the Fund.

Subject Line for 9/3: Have you voted on the Select Value Fund Proxy?

Subject Line for 9/9: Reminder: Have you voted on the Select Value Fund Proxy?

Preheader Text: Please submit your vote by September 28, 2020.

Body:

This is an important notice regarding your investment in the Heartland Select Value Fund.

Proxy materials were recently sent to you regarding the Special Meeting of Shareholders scheduled for September 28, 2020.

If you have not done so already, please vote prior to the meeting. Submit your vote using one of the methods listed below.

•	By Phone – Call 866-619-4729 during Monday – Friday from 9:00am – 10:00pm EST to submit your vote and speak to a proxy specialist.
•	Online – Visit the website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.
•	By Mail – Return the executed proxy card in the postage-paid envelope provided, so it is received by September 28, 2020.

If you have questions, please call 866-619-4729.

Thank you for voting.

Disclosure:

This is not an offer to sell a solicitation of any offer to buy any shares of the Heartland Select Value Fund or the Heartland Mid Cap Value Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for Heartland Group Inc. (“HGI”) containing the combined proxy statement/prospectus for the reorganization and the Heartland Mid Cap Value Fund into which the Heartland Select Value Fund will be reorganized) because they contain important information. The combined proxy statement/prospectus relating to the reorganization has been mailed to shareholders of the Heartland Select Value Fund and contains information about persons who may be considered “participants” in the solicitation of the Heartland Select Value Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.

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